Exhibit 99.1

Stealth BioTherapeutics Announces Appointment of Eve E. Slater, M.D., F.A.C.C. to its Board of Directors

BOSTON – December 7, 2020 – Stealth BioTherapeutics Corp (Nasdaq: MITO), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, today announced the appointment of Eve E. Slater, M.D., F.A.C.C., to the Company’s Board of Directors. Dr. Slater is board certified in internal medicine and cardiology and brings considerable experience from the pharmaceutical industry. Dr. Slater has served as Senior Vice President for Worldwide Policy, Pfizer, Inc., Assistant Secretary for Health in the US Department of Human Services, and Senior Vice President of Clinical and Regulatory Development, and SVP of External Policy of Merck and Co.

“Eve has helped change the face of medicine and new drug development in our country, from the bedside, where she still dedicates time to regular patient care, to industry and national public health policy leadership,” said Reenie McCarthy, CEO of Stealth. “We are thrilled to welcome Eve to our Board of Directors, where her passion for patients, scientific curiosity and regulatory acumen will help inform the development of elamipretide and our broader platform of mitochondrial targeted therapeutics.”

“Eve is a highly accomplished cardiovascular medical expert and an experienced executive who successfully ushered a prodigious development pipeline through worldwide approvals,” said Gerald Chan, Sc.D., Chairman of the Board of Stealth. “Her medical, clinical development, regulatory, and business experience augment the expertise of our Board. We are extremely fortunate to attract a professional of Eve’s caliber to help guide the future growth of Stealth.” Dr. Slater was the Senior Vice President of Clinical and Regulatory Development, and SVP of External Policy at Merck and Co., where she worked for over 19 years. Many of Merck’s drugs, including statins, vaccines, and HIV/AIDS medicines received worldwide regulatory approval during her tenure. She was a member of the U.S. Keystone National Policy Dialogue on HIV, and the NIH Office of AIDS Research Advisory Council. As Assistant Secretary for Health, she was the first woman to hold this Senate-confirmed position, with special contributions in women’s health, biosecurity, and electronic health record standards.

Dr. Slater is currently Professor of Clinical Medicine at Columbia Vagelos College of Physicians and Surgeons, where she has taught for over 35 years. She is a Phi Beta Kappa graduate from Vassar College and an Alpha Omega Alpha graduate of Columbia University’s College of Physicians and Surgeons. She completed her residency and cardiology training at the Massachusetts General Hospital where she was the first woman Chief Resident in Medicine, and later led the Hypertension Unit, as Assistant Professor of Medicine at Harvard Medical School.

“After collaborating with Stealth and its advisors on the company’s rare cardiomyopathy development efforts over the past year, I am enthusiastic about the potential of mitochondrial targeted therapeutics to treat both rare metabolic cardiomyopathies and the broader range of debilitating diseases involving mitochondrial dysfunction,” said Dr. Slater. “I am delighted to join the Board and look forward to working with Stealth’s leadership team to deliver on the company’s mission to improve the lives of patients living with serious diseases of mitochondrial dysfunction.”

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and are involved in many common age-related diseases, typically involving organ systems with high energy demands such as the heart, the eye, and the brain. We believe our lead product candidate, elamipretide, has the potential to treat both rare metabolic cardiomyopathies, such as Barth, Duchenne and Becker muscular dystrophies and Friedreich’s ataxia, rare mitochondrial diseases entailing nuclear DNA mutations, such as POLG-related disorders, as well as ophthalmic diseases entailing mitochondrial dysfunction, such as dry age-related macular degeneration and Leber’s hereditary optic neuropathy. We are evaluating our second-generation clinical stage candidate, SBT-272, for rare neurodegenerative disease indications following promising preclinical data in amyotrophic lateral sclerosis, or ALS. We have optimized our discovery platform to identify novel mitochondria-targeted compounds, including SBT-259, the SBT-550 series of compounds, and other compounds which may be nominated as therapeutic product candidates or utilized as scaffolds to deliver other compounds to mitochondria.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking include statements about the anticipated completion of the registered direct offering. Statements that are not historical facts, including statements about Stealth BioTherapeutics’ beliefs, plans and expectations, are forward-looking statements. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics’ ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics’ product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics’ product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics’ product candidates; the content and timing of decisions made by the U.S. FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth

BioTherapeutics product candidates; Stealth BioTherapeutics’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics’ ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in the Stealth BioTherapeutics’ most recent Annual Report on Form 20-F filed with the SEC, as well as in any future filings with the SEC. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Investor Relations

Stern Investor Relations

Janhavi Mohite, 212-362-1200

IR@StealthBT.com